SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9C

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MORTON’S RESTAURANT GROUP, INC.

(Name of Subject Company)

MORTON’S RESTAURANT GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

619430101

(CUSIP Number of Class of Securities)

Christopher J. Artinian

Chief Executive Officer and President

Morton’s Restaurant Group, Inc.

325 North LaSalle Street, Suite 500,

Chicago, Illinois 60654

312-923-0030

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert Goldstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Ph: (212) 756-2000

Fax: (212) 593-5955

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Morton’s Restaurant Group, Inc. To Be Acquired by Tilman J. Fertitta

CHICAGO—(BUSINESS WIRE)—December 16, 2011—Morton’s Restaurant Group, Inc. (NYSE: MRT) (the “Company” or “Morton’s”) announced today that it has signed a definitive agreement with Tilman J. Fertitta’s wholly-owned company Fertitta Morton’s Restaurants Inc. (“Fertitta”), an affiliate of Landry’s, Inc., whereby Feritta, through an acquisition subsidiary, will acquire all of the outstanding shares of Morton’s for $6.90 per share in cash, representing a premium of approximately 34% to the Company’s closing price on December 15, 2011 and a premium of approximately 30% to the weighted average 30-day trading price immediately preceding this announcement.

Fertitta will finance the transaction through a combination of cash and debt, for which it has arranged financing, and expects to close the transaction in early February 2012.

Under the terms of the agreement, Fertitta will commence a tender offer no later than 10 business days from the date hereof for all outstanding common stock of Morton’s for $6.90 in cash. Upon the successful completion of the tender offer, Fertitta will acquire all remaining shares of Morton’s through a second-step merger.

The announcement follows a comprehensive review undertaken by the Board to maximize stockholder value. After a thorough assessment, the Board of Directors unanimously approved the agreement and unanimously recommends that the Company’s stockholders tender their shares in the tender offer.

“This transaction is a testament to the strength of the Gold Standard Morton’s brand that we’ve built over 33 years,” said Christopher J. Artinian, President and Chief Executive Officer of Morton’s Restaurant Group, Inc. “Our tenured and dedicated employees worldwide have created a very special company culture, raising hospitality to a higher level with a core focus of delivering a “WOW!” experience to every single one of our guests, which has become our Morton’s trademark.”

According to Tilman J. Fertitta, Chairman, President and owner, “I couldn’t be more enthusiastic about this acquisition. Morton’s has built an iconic worldwide restaurant brand and we welcome the Morton’s Restaurant Group into our Landry’s family. “

The closing of the tender offer is subject to certain conditions, including the tender of a number of Morton’s shares that, together with shares owned by Fertitta and its affiliates, represents at least a majority of the total number of Morton’s outstanding shares, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions.

Castle Harlan Partners III, L.P., which owns in the aggregate approximately 27.7% of the Company’s outstanding shares, has entered into an agreement pursuant to which it will, subject to the terms and conditions thereof, tender its shares into the offer and, if applicable, vote in favor of the merger.

Each of Jefferies & Company, Inc. and KeyBanc Capital Markets Inc. are serving as financial advisors to Morton’s and have provided fairness opinions to the Company’s Board with respect to the transaction. Schulte Roth & Zabel, LLP and Richards Layton & Finger, P.A. are serving as the Company’s legal counsel.

Notice to Investors

The tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that an affiliate of Fertitta intends to file with the Securities and Exchange Commission. At the time the offer is commenced, an affiliate of Fertitta will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents (when available) may be obtained by directing such requests to MacKenzie Partners, Inc. at (212) 929-5500 or toll-free at (800) 322-2885. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting the individual identified at the address below.

About the Company

Morton’s Restaurant Group, Inc. is the world’s largest operator of company-owned upscale steakhouses. Morton’s steakhouses have remained true to our founders’ original vision of combining generous portions of high quality food prepared to exacting standards with exceptional service in an enjoyable dining environment. As of December 16, 2011, the Company owned and operated 77 Morton’s steakhouses located in 64 cities across 26 states, Puerto Rico and six international locations (Hong Kong, Macau, Shanghai, Mexico City, Singapore and Toronto), as well as Trevi, our Italian restaurant, which is located next to the ‘Fountain of the Gods’ at The Forum Shops at Caesars Palace in Las Vegas, NV. Please visit our Morton’s website at www.mortons.com.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements relating to the potential acquisition of Morton’s Restaurant Group, Inc . by Fertitta including the expected date of closing of the acquisition and the potential benefits of the transaction. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the Company’s most recent Form 10-K, Forms 10-Q and other reports filed with the Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company undertakes no obligation to update the information provided herein.

CONTACT:

Ronald M. DiNella

Senior Vice President, Chief Financial Officer

Morton’s Restaurant Group, Inc.

(312) 923-0030

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

MORTON’S RESTAURANT GROUP, INC.

/s/ Ronald M. DiNella
Name: Ronald M. DiNella
Title: Senior Vice President, Chief Financial Officer And Treasurer

Dated: December 16, 2011